UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Horizon Global Corporation

(Name of Subject Company)

Horizon Global Corporation

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

Series B Preferred Stock, $0.01 par value per share

(Title of Class of Securities)

44052W104

(CUSIP Number of Class of Securities)

John Kennedy

Horizon Global Corporation

47912 Halyard Drive

Suite 100

Plymouth, Michigan 48170

(734) 656-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Benjamin Stulberg

Michael Solecki

Jones Day

901 Lakeside Ave.

North Point

Cleveland, OH 44114

(216) 586-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address.

The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Horizon Global Corporation, a Delaware corporation (“Horizon”). The address of Horizon’s principal executive office is 47912 Halyard Drive, Suite 100, Plymouth, Michigan, 48170. The telephone number of Horizon’s principal executive office is (734) 656-3000.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is Horizon’s common stock, par value $0.01 per share (“Common Stock”) and Series B Preferred Stock, par value $0.01 per share (the “Preferred Stock”). As of the close of business on January 5, 2023, there were 27,732,762 shares of Common Stock issued and outstanding and 41,000 shares of Preferred Stock outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address.

The name, business address and business telephone number of Horizon, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Subject Company Information—Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to a tender offer by PHX Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of First Brands Group, LLC, a Delaware limited liability company (“Parent” or “First Brands”), to purchase all of the issued and outstanding shares of Common Stock at a price of $1.75 per share of Common Stock and an amount equal to the Redemption Price (as defined in the Preferred Stock Certificate of Designations) per share of Preferred Stock (shares of Common Stock and Preferred Stock, collectively, “Shares”) calculated as of the Acceptance Time, in each case, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated January 9, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on January 9, 2023. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of December 30, 2022, by and among Horizon, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into Horizon (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with Horizon continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of Horizon. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger will be governed by Section 251(h) of the DGCL, which generally provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns, or has irrevocably accepted for purchase pursuant to such offer (and which has been received by the depository prior to the expiration of such offer), at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of Horizon in accordance with Section 251(h) of the DGCL.

Pursuant to the terms of the Merger Agreement, at the Effective Time of the Merger (as defined in the Merger Agreement), by virtue of the Merger and without any action on the part of Parent, Purchaser, Horizon or any stockholder of Horizon, each share of Common Stock outstanding immediately prior to the Effective Time (other than (i) any Shares held by Horizon or any wholly owned subsidiary of Horizon as of immediately prior to the Effective Time (or held in Horizon’s treasury), (ii) any shares of Common Stock held by Parent, Purchaser or any other wholly owned Subsidiary of Parent as of immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, and (iii) any shares of Common Stock held by stockholders who validly exercise appraisal rights under the DGCL) will be automatically converted into the right to receive an amount in cash equal to the Offer Price.

The Offer is made only for Shares and is not made for any stock options to purchase shares of Common Stock. Because no options have a strike price at or above the Offer Price, no options are entitled to receive any payment in connection with the Offer or the Merger. Pursuant to the Merger Agreement, each option to purchase shares of Common Stock, whether vested or unvested, will be terminated and cancelled immediately prior to the Effective Time in exchange for no consideration.

The obligation of Purchaser to purchase Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including: (i) that the number of shares of Common Stock validly tendered and not validly withdrawn, together with any shares of Common Stock beneficially owned by Parent, Purchaser or any of their affiliates, represents a majority of the total number of shares of Common Stock outstanding immediately prior to the expiration of the Offer (the “Minimum Tender Condition”); (ii) that all of the shares of Preferred Stock are validly tendered and not validly withdrawn prior to the expiration of the Offer; (iii) no governmental body of competent jurisdiction shall have issued any temporary restraining order, preliminary or permanent injunction or other order preventing consummation of the Offer or the Merger nor shall any law have been enacted or promulgated by any governmental body of competent jurisdiction which prohibits or makes illegal the consummation of the Offer or the Merger; (iv) all filings with or permits, clearances, authorizations, consents, orders or approvals of or expirations of waiting periods required under any applicable Antitrust Laws shall have been made, obtained or occurred; (v) material compliance by Horizon with its covenants under the Merger Agreement; (vi) the accuracy of representations and warranties made by Horizon in the Merger Agreement (generally subject to a Material Adverse Effect standard, except for certain agreed-to representations) as of the expiration of the Offer; and (vii) other customary conditions (collectively, the “Offer Conditions”). The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days (as calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (the “Initial Expiration Time”) or, in the event the Initial Expiration Time has been extended pursuant to and in accordance with the Merger Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later time to which the Initial Expiration Time has been so extended, the “Expiration Time”). The expiration date may be extended in accordance with the terms of the

Merger Agreement on one or more occasions in consecutive increments up to twenty (20) business days (or such longer period as the parties may agree) (i) as required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer, and (ii) if, as of the then-scheduled Expiration Time, any Offer Condition has not been satisfied or waived, at the request of the Horizon, until such time as each such condition shall have been satisfied or waived; provided, however, that (1) in no event shall Purchaser be required to extend the Offer beyond the June 30, 2023, (the “Outside Date”) or the valid termination of the Merger Agreement, (2) if, at any otherwise scheduled Expiration Time, all of the Offer Conditions except for the Minimum Tender Condition shall have been satisfied or waived, Purchaser shall in such situation be required to extend the Offer in consecutive increments of up to five (5) business days each but in no event more than twenty (20) business days in the aggregate (or such other period as the parties may agree), (3) Purchaser may extend the Offer for up to twenty (20) business days in order to determine whether the Offer Condition set forth related to regulatory approvals has been satisfied, and (4) if the Expiration Time is concurrent with or after a Notice Period, then Purchaser shall extend the Offer if requested by the Horizon Board, or may extend the Offer at its election, in accordance with the non-solicitation provisions of the Merger Agreement and for the number of business days provided therein.

Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is First Brands Group, LLC, 127 Public Square, Suite 5300, Cleveland, OH 44114. The telephone number of each of Parent and Purchaser is (216) 302-2590.

Horizon has made information relating to the Offer available online at www.horizonglobal.com and Horizon has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Horizon, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Horizon or its affiliates, on the one hand, and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Horizon (the “Horizon Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent and Purchaser and Their Affiliates

Merger Agreement

On December 30, 2022, Horizon, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 16 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Horizon, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Horizon’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Horizon to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Horizon. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Horizon, Parent or Purchaser in Horizon’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Horizon to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Horizon, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Horizon, Parent or Purchaser. Horizon’s stockholders and investors are not third-party beneficiaries of the Merger Agreement, (except with respect to: (i) the right of Indemnified Persons (as defined below in Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance”) to indemnification and other rights described in the Merger Agreement; and (ii) from and after the time at which Purchaser irrevocably accepts for purchase (the “Acceptance Time”) all Shares validly tendered and not validly withdrawn pursuant to the Offer and the Effective Time (as applicable), the right of holders of Shares to receive the applicable Offer Price), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Horizon, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Horizon’s or Parent’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

On July 29, 2022, Horizon and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with a possible negotiated transaction. Parent’s and Horizon’s obligations with respect to any particular item of confidential information under the Confidentiality Agreement remain in effect until July 29, 2024. The Confidentiality Agreement does not include a standstill provision.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements Between Horizon and its Executive Officers, Directors and Affiliates

Certain of Horizon’s executive officers and directors have financial interests in the Merger that are different from, or in addition to, the interests of holders of Shares generally. The Horizon Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Merger, as more fully discussed below in Item 4 under the heading “The Solicitation or Recommendation—Recommendation of the Horizon Board.”

For further information with respect to the arrangements between Horizon and its named executive officers, see the information included in Item 8 under the heading “Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger

If Horizon’s executive officers and directors who own Common Stock tender their Common Stock for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of Horizon. If such executive officers and directors do not tender their Common Stock for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive, in the Merger, the same consideration for their Common Stock on the same terms and conditions as the other stockholders of Horizon. As of January 3, 2023, the executive officers and directors of Horizon beneficially owned, in the aggregate, 1,544,343 shares of Common Stock.

The clients of Corre Partners Management, LLC (“Corre Partners”) hold 41,000 shares of Preferred Stock. As managing partner of Corre Partners, John F. Barrett may be deemed to have beneficial ownership of such securities. Mr. Barrett disclaims beneficial ownership of such securities, except to the extent of any pecuniary interest therein. Each share of Preferred Stock will be entitled to receive an amount equal to the Redemption Price (as defined in the Preferred Stock Certificate of Designations) calculated as of the Acceptance Time in cash, without interest, pursuant to the Offer or the Merger.

The following table sets forth the number of shares of Common Stock (which, for this purpose, excludes Common Stock underlying Horizon RSU Awards, Horizon PSU Awards, and Horizon Options, each as defined below) beneficially owned as of January 3, 2023, by each of Horizon’s executive officers and directors and his or her affiliates and the aggregate cash consideration that would be payable for such Common Stock pursuant to the Offer based on the Offer Price. Each of these shares of Common Stock will be entitled to the right to receive the $1.75 per share Offer Price in cash if such shares of Common Stock are tendered in the Offer or otherwise converted into the right to receive the Offer Price pursuant to the Merger.

Name	Number of Shares of Common Stock	Cash Consideration Payable in Respect of Common Stock ($)
Executive Officers
John C. Kennedy	1,190,825	$2,083,943.75
Terrence G. Gohl (1)	—	—
Jian James Zhou	—	—
Dennis E. Richardville (2)	—	—
Matthew J. Meyer	43,965	$76,938.75
Matthew T. Pollick	28,865	$50,513.75
James F. Sistek	40,001	$70,001.75
Jay Goldbaum (3)	—	—
Non-Employee Directors
John F. Barrett	—	—
Donna M. Costello	8,188	$14,329.00
Ryan Langdon	—	—
Brett N. Milgrim	91,991	$160,984.25
Debra Oler	48,517	$84,904.75
Mark Weber	91,991	$160,984.25

(1)	Mr. Gohl resigned from his roles as President and Chief Executive Officer and as a director of Horizon, effective November 21, 2022.
(2)	Mr. Richardville ceased to serve as Horizon’s principal financial officer on June 30, 2022.
(3)	Mr. Goldbaum resigned from his role as General Counsel, Chief Compliance Officer and Corporate Secretary of Horizon, effective December 2, 2022.

Treatment of Equity Awards in the Merger

Consideration for Horizon RSU Awards

Pursuant to the Merger Agreement, at the Effective Time, each restricted stock unit award that is denominated in shares of Common Stock and vests based on the lapse of time and continued service and is not subject to performance-based vesting conditions (a “Horizon RSU Award”) and that is outstanding or payable as of the Effective Time will be canceled and converted to a right to receive the Offer Price, less any required withholding taxes, within 10 business days following the Effective Time (or at a later day if required to comply with Section 409A of the Internal Revenue Code (the “Code”)) in respect to the number of shares of Common Stock subject to such Horizon RSU Award.

Consideration for Horizon PSU Awards

Pursuant to the Merger Agreement, at the Effective Time, each restricted stock unit award that is denominated in shares of Common Stock and is subject to performance-based vesting conditions (a “Horizon PSU Award”) and that is outstanding or payable as of the Effective Time will be canceled and converted to a right to receive the Offer Price, less any required withholding taxes, within 10 business days following the Effective Time (or at a later day if required to comply with Section 409A of the Code) in respect of the total number of shares of Common Stock to be determined as follows:

(1) In the case of a Horizon PSU Award that has been notionally earned by an employee for measurement periods completed prior to the Effective Time but not yet settled, the number of shares of Common Stock, if any, will be determined based on actual achievement of the applicable performance goals for such measurement periods.

(2) In the case of a Horizon PSU Award that has a measurement period that has not commenced or is not complete as of the Effective Time (and which as a result has not been notionally earned by an employee prior to the Effective Time), the number of shares of Common Stock, if any, will be determined based on actual attainment of the performance goals applicable to such Horizon PSU Award through the last day of the calendar month immediately preceding the calendar month in which the Effective Time occurs, as determined by the Compensation Committee (the “Committee”) of the Horizon Board as constituted immediately prior to the Effective Time, provided that the number of such shares of Common Stock determined will be no less than the target number for any holder who has a qualifying termination under Horizon’s Severance Policy (defined below) on the closing date of the Merger.

Consideration for Horizon Option Awards

Pursuant to the Merger Agreement, at the Effective Time, each option to purchase Common Stock (a “Horizon Option”) that is outstanding and unexercised (whether vested or unvested) as of the Effective Time shall be cancelled by virtue of the Merger and without any action on the part of the holder thereof and without any payment to the holder thereof. None of the executive officers or directors hold Horizon Options.

Consideration for the Aggregate Horizon Awards

The following table sets forth the aggregate value of the consideration that each of Horizon’s executive officers and directors would receive for the Horizon RSU Awards and Horizon PSU Awards (assuming achievement of applicable performance goals at target performance) held as of the Effective Time, assuming the Effective Time occurs on January 3, 2023. The following table assumes that no executive officer has a qualifying termination under Horizon’s Severance Policy on the closing date of the Merger.

Name and Title	Number of Shares of Common Stock Subject to Horizon RSUs Awards	Consideration Payable for Horizon RSU Awards ($) (1)	Number of Shares of Common Stock Subject to Horizon PSU Awards (2)	Consideration Payable for Horizon PSU Awards ($) (3)	Total Consideration ($)
Executive Officers
John C. Kennedy	33,333	$58,332.75	—	—	$58,332.75
Terrence G. Gohl	—	—	—	—	—
Jian James Zhou	127,296	$222,768.00	190,943	$334,150.25	$556,918.25
Dennis E. Richardville	—	—	—	—	—
Matthew J. Meyer	17,632	$30,856.00	53,731	$94,029.25	$124,885.25
Matthew T. Pollick	39,286	$68,750.50	117,959	$206,428.25	$275,178.75
James F. Sistek	37,475	$65,581.25	117,203	$205,105.25	$270,686.50
Jay Goldbaum	—	—	—	—	—
Non-Employee Directors
John F. Barrett (4)	33,333	$58,332.75	—	—	$58,332.75
Donna M. Costello	33,333	$58,332.75	—	—	$58,332.75
Ryan Langdon (5)	33,333	$58,332.75	—	—	$58,332.75
Brett N. Milgrim	33,333	$58,332.75	—	—	$58,332.75
Debra Oler	33,333	$58,332.75	—	—	$58,332.75
Mark Weber	33,333	$58,332.75	—	—	$58,332.75

Director and Executive Officer Total	455,020	$796,285	479,836	$839,713	$1,635,998

(1)

The estimated value of the Horizon RSU Awards is equal to the product of (i) the number of shares of Common Stock underlying the Horizon RSU Awards for each executive officer and director, multiplied by (ii) the Offer Price.

(2)	The number of Horizon PSU Awards listed assumes achievement of the applicable performance goals at target level.
(3)

The estimated value of the Horizon PSU Awards is equal to the product of (i) the number of shares of Common Stock underlying the Horizon PSU Awards for each executive officer (assuming achievement of the applicable performance goals at target level), multiplied by (ii) the Offer Price.

(4)	Mr. Barrett assigned his restricted stock units to clients of Corre Partners Management LLC.
(5)	Mr. Langdon assigned his restricted stock units to Newport Global Advisors.

Treatment of Warrants

Each warrant to purchase shares of Common Stock pursuant to a warrant agreement or otherwise (“Warrant”) outstanding immediately prior to the Effective Time that is unexpired, unexercised and outstanding immediately prior to the Effective Time, will be deemed to be automatically exercised in exchange for Common Stock, immediately prior to the Effective Time, and cancelled and converted automatically into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of the Offer Price over the per share exercise price of such Warrant, multiplied by (ii) the aggregate number of shares of Common Stock underlying such Warrant. Any Warrant having a per share exercise price equal to or greater than the Offer Price will be automatically cancelled without any consideration at the Closing.

The clients of Corre Partners hold 4,212,528 Warrants, which will be converted into the right to receive a cash amount equal to $1,053,132 (based on a weighted exercise price of $1.50) at the Effective Time. As managing partner of Corre Partners, which is the investment manager to each client, Mr. Barrett may be deemed to have beneficial ownership of such Warrants. Corre Partners disclaims any beneficial ownership, in excess of its actual pecuniary interest. Newport Global Advisers LP (“Newport”) holds 834,849 Warrants, which will be converted into the right to receive a cash amount equal to $208,712.25 (based on a weighted exercise price of $1.50) at the Effective Time. As senior managing director of Newport, Mr. Langdon may be deemed to have beneficial ownership of such Warrants. Mr. Barrett and Mr. Langdon disclaim beneficial ownership of such Warrants, except to the extent of any pecuniary interest therein.

Change-of-Control Severance-Based Compensation

The current executive officers, other than Mr. Kennedy, are covered by Horizon’s Executive Severance/Change of Control Policy (“Severance Policy”). The Severance Policy provides for enhanced severance benefits in the event of a participant’s termination of employment by Horizon for any reason other than cause, disability or death, or if a participant terminates his or her employment with Horizon for good reason (in each case, a “qualifying termination”), in each case within two years after a change-of-control. The Merger will constitute a change-of-control under the Severance Policy. Upon a qualifying termination within two years after a change-of-control, Horizon will provide each participant with: (1) a cash payment equal to 1.5 multiplied by of his or her base salary rate in effect at the date of termination plus the short-term incentive (“STI”) payouts at his or her target level in effect at the date of termination (generally payable in a lump sum, unless a different payment schedule is required under applicable tax law); (2) the value of any STI payment that has been declared for the participant but not paid; (3) the participant’s pro-rated STI payout for the year of termination through the date of termination based on his target level and actual full-year performance; (4) immediate vesting upon the termination date of all unvested and outstanding time-based vesting equity awards; (5) immediate vesting upon the termination date of all unvested and outstanding performance-based equity awards based on target performance; and (6) reimbursement for a portion of the participant’s premiums for COBRA continuation coverage equal to the portion of the medical, dental, and visions plans’ premiums paid by the Company for active employees (“COBRA Reimbursements”) for up to 18 months following the termination date. Messrs. Gohl, Richardville, and Goldbaum have terminated employment and are no longer participants under the Severance Policy, so they will not be entitled to any enhanced benefits under the Severance Policy as a result of the Merger.

The following table quantifies the potential payments to the executive officers under the Severance Policy assuming the Effective Time occurred on January 3, 2023 and the executive officers experience a qualifying termination immediately following the Effective Time.

Name	Cash Severance ($) (1)	STI ($) (2)	Horizon RSU Awards ($) (3)	Horizon PSU Awards ($) (4)	Benefits ($) (5)	Total ($) (6)
John C. Kennedy	—	—	—	—	—	—
Terrence G. Gohl	—	—	—	—	—	—
Jian James Zhou	$1,207,500.00	—	$222,768.00	$334,150.25	$22,446.54	$1,786,864.79
Dennis E. Richardville	—	—	—	—	—	—
Matthew J. Meyer	$598,920.00	—	$30,856.00	$94,029.25	$7,135.20	$730,940.45
Matthew T. Pollick	$1,077,885.00	—	$68,750.50	$206,428.25	$22,446.54	$1,375,510.29
James F. Sistek	$998,070.00	—	$65,581.25	$205,105.25	$17,065.98	$1,285,822.48
Jay Goldbaum	—	—	—	—	—	—

(1)

The amount shown represents the cash payment equal to 1.5 multiplied by the executive officer’s base salary rate in effect at the date of termination plus the STI payouts at his target level in effect at the date of termination.

(2)

The STI amount included in the severance payments is (i) the value of any STI payment that has been declared for the participant but not paid, plus (ii) the participant’s pro-rated STI payout for the year of termination through the date of termination based on his target level and actual full-year performance. Based on current forecasts, the STI amount is expected to be $0.00 for the executive officers.

(3)

The estimated value of the Horizon RSU Awards is equal to the product of (i) the number of shares of Common Stock underlying the outstanding Horizon RSU Awards for each executive officer and director, multiplied by (ii) the Offer Price.

(4)

The estimated value of the Horizon PSU Awards is equal to the product of (i) the number of shares of Common Stock underlying the outstanding Horizon PSU Awards for each executive officer (assuming achievement of the applicable performance goals at target level), multiplied by (ii) the Offer Price.

(5)

The amount shown represents the aggregate value of COBRA Reimbursements for up 18 months. The amount was determined based on the level of coverage each executive officer had elected under Horizon’s medical, dental, and visions plans as of January 3, 2023.

(6)	The amounts in this column include the aggregate dollar value of the sum of all amounts reported in the preceding columns.

Certain Cash Compensation for Interim CEO and Directors

Horizon has established a payment schedule for certain cash compensation earned by Mr. Kennedy and the non-employee directors in 2022 and 2023 that provides for payment upon the Effective Time as follows:

(1) Horizon will pay Mr. Kennedy cash compensation equal to $64,838.71 for the period from December 17, 2022 through December 31, 2022 for his service as interim President and Chief Executive Officer, upon the earlier of the Effective Time or March 15, 2023.

(2) Horizon will pay each non-employee director the applicable portion of the 2022 Horizon Board cash fees earned by the non-employee directors for services provided during the period from October 1, 2022 through December 31, 2022 (including to Mr. Kennedy for his services as a non-employee director during the period of October 1, 2022 through November 20, 2022 in the amount of $18,016.31), upon the earlier of the Effective Time or March 15, 2023.

(3) Horizon will pay Mr. Kennedy the cash compensation for his service as interim President and Chief Executive Officer during the period from January 1, 2023 through the earlier of December 31, 2023 and the Effective Time, upon the earlier of the Effective Time or March 15, 2024.

(4) Horizon will pay each non-employee director the applicable portion of the Horizon Board cash fees earned by the non-employee directors for services provided during the period from January 1, 2023 through the earlier of December 31, 2023 and the Effective Time, upon the earlier of the Effective Time or March 15, 2024.

Employee Benefits Matters

Pursuant to the Merger Agreement, Parent has agreed that, from the Effective Time until first anniversary of the closing date of the Merger, or, if sooner, the date of termination of employment (the “Continuation Period”), each employee of Horizon or a subsidiary who was employed by Horizon or a subsidiary as of immediately prior to the Effective Time (each, a “Continuing Employee”) will be provided with: (i) base pay and short and long term incentive opportunities that are no less favorable than the base pay and short and long term incentive opportunities provided to each such Continuing Employee immediately before the Effective Time; (ii) health, welfare and retirement benefits that are no less favorable, in the aggregate, than either the health, welfare and retirement benefits provided to each such Continuing Employee immediately before the Effective Time or such benefits provided by Parent to its similarly situated employees, as determined by Parent; and (iii) severance benefits upon a termination without cause and subject to a release of claims that are no less favorable, in the aggregate, than the severance benefits provided to each such Continuing Employee immediately before the Effective Time.

Parent has also agreed that, for purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accruals under any defined benefit pension plan sponsored by Parent or its affiliates other than Horizon and its affiliates) under the employee benefit plans of Parent and its subsidiaries providing benefits to any Continuing Employees after the Effective Date (the “New Plans”), each Continuing Employee will be credited with his or her years of service with Horizon or its subsidiaries or predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan of the Horizon or its subsidiaries in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; except to the extent that the foregoing would result in a duplication of benefits. In addition: (i) each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing welfare benefits to any Continuing Employee, Parent will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of Horizon or its affiliates in which such employee participated immediately prior to the Effective Time, and Parent will cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment opportunities were negotiated between members of Horizon and Parent. Horizon and Parent have not discussed the possibility of members of Horizon continuing following the Effective Time, and any discussions around specific roles or opportunities will be deferred until after the filing of this Schedule 14D-9 and closer to the anticipated timing for the Effective Time.

Indemnification; Directors’ and Officers’ Insurance

Parent has agreed to cause the Surviving Corporation, to the fullest extent permitted by the DGCL, to honor all rights to indemnification, advancement of expenses and exculpation from liabilities existing in favor of the current or former directors or officers of Horizon or its subsidiaries at or prior to the Acceptance Time (the “Indemnified Persons”) for acts or omissions occurring prior to the Effective Time, as such indemnification provisions are provided for in the certificate of incorporation of Horizon (“Horizon Charter”), the Bylaws of Horizon (“Horizon Bylaws”) or indemnification agreements between Horizon and such individuals. Such obligations will survive the Merger and will be honored for a period of six (6) years from the closing date of the Merger. Parent has further agreed that the certificate of incorporation and bylaws (or comparable organizational documents) of the Surviving Corporation and its subsidiaries will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the Indemnified Persons as presently set forth in the Horizon Charter, the Horizon Bylaws or the certificate of incorporation and bylaws of its subsidiaries and Parent has agreed not to amend, repeal or otherwise modified such provisions in any manner that would adversely affect any right thereunder of any Indemnified Persons benefited by such provisions without such person’s prior written consent.

Horizon will use commercially reasonable efforts to purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Horizon and its subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated by the Merger Agreement.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns: (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Horizon Board

At a meeting of the Horizon Board held on December 30, 2022, the Horizon Board unanimously (i) determined that the Merger Agreement and the Offer, the Merger or the other transactions contemplated by the Merger Agreement other than any financing of First Brands or Purchaser (the “Transactions”) are in the best interests of Horizon and its stockholders and approved and declared advisable the Merger Agreement and the Transactions; (ii) approved the execution and delivery of the Merger Agreement by the Horizon, the performance of Horizon’s covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved to recommend that Horizon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Horizon Board Recommendation”); and (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL.

Accordingly, the Horizon Board unanimously recommends that Horizon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A press release, dated January 3, 2023, issued by Horizon and Parent announcing the Offer, is included as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The following chronology summarizes the communications and events that led to the signing of the Merger Agreement and the launch of the Offer. This chronology is not, and does not purport to be, a catalogue of every interaction among Horizon, Parent, the Horizon Board (or any committee thereof) and any other applicable parties.

The Horizon Board, together with members of the Horizon management team, regularly reviews and assesses the performance, future growth prospects, business plans and overall strategic direction of Horizon and considers a variety of strategic alternatives that may be available to Horizon, including continuing to pursue Horizon’s strategy as a standalone company or pursuing strategic or financing transactions with third parties, in each case, with the goal of maximizing stockholder value.

In recent years, Horizon experienced significant industry challenges with many external factors negatively impacting Horizon’s business, including sales volumes and volume mix. In the beginning half of 2022, the effect of inflation, geopolitical conflicts, rising tensions around the world, the continued impact of supply chain constraints on product availability and the heightened inventory levels held at Horizon’s non-OEM customers resulted in a significant negative impact on Horizon’s revenue and margins. In addition, Horizon struggled to obtain timely inflationary price increases from its OEM customers, which resulted in substantial losses in its OEM business.

During June and July 2022, members of the Horizon Board and Horizon management began to discuss strategic alternatives, including the sale of (a) Horizon’s Americas segment (the “Americas Business”), (b) Horizon’s Europe-Africa segment (the “Europe-Africa Business”), (c) the Americas’ Electrical segment (the “Electrical Business”), (d) the Americas’ Metals segment (the “Metals Business”), and (e) the entire Horizon business. Also during this period, members of the Horizon Board and Horizon management attended meetings and received proposals from three financial advisors, including Jefferies LLC (“Jefferies”).

In mid-July 2022, Horizon determined to engage Jefferies in connection with its strategic review process, and requested Jefferies to begin contacting potential bidders.

On July 28, 2022, Jefferies contacted Parent about its potential interest in a strategic transaction with Horizon and on July 29, 2022, Horizon and Parent executed a confidentiality agreement.

On July 30, 2022, the Horizon Board met electronically to discuss and approve the establishment of a Strategic Alternatives Committee (the “Strategic Alternatives Committee”), comprising of certain board members, members of Horizon management and advisors, in order to oversee and manage the strategic alternatives review process and the engagement of Jefferies to act as its financial advisor in connection with certain potential strategic transactions.

On August 8, 2022, Horizon issued a press release announcing that it was reviewing various strategic alternatives to enhance stockholder value, including the sale of a portion or all of Horizon.

On August 19, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process. Representatives from Jefferies informed the Strategic Alternatives Committee that it had reached out to, or received inbound interest from, 33 potential bidders. 16 of the 33 potential bidders executed confidentiality agreements, 15 of the 33 potential bidders received access to process materials related to the Electrical Business and seven of the 33 potential bidders declined to pursue the opportunity further. Jefferies informed the Horizon Board that five parties had sent preliminary diligence requests. Jefferies generated the initial list of potential bidders based on a review of public and private automotive companies and financial buyers that had an existing presence in the automotive industry or had an interest in the automotive industry. Jefferies and Horizon management believed that a buyer with an existing presence in the automotive industry would have greater potential synergies and be better positioned to submit a bid that would fully value Horizon.

On August 24, 2022, the Horizon Board held a meeting and representatives from Jefferies provided an update on the strategic alternatives process.

On August 26, 2022, the Strategic Alternatives Committee held a meeting to discuss certain quality of earnings adjustments for the sale of the Electrical Business and the sale of the entire company.

On September 2, 2022, the Horizon Board held a telephonic meeting with representatives from Jefferies attending. At this meeting, among other things, the Horizon Board discussed the current state of Horizon’s financial position, including likely near and long-term challenges, and the viability of Horizon if it was not able to adequately address current headwinds that it was facing. Representatives from Jefferies also provided an update on the strategic alternatives process. Jefferies informed the Strategic Alternatives Committee that it had reached out to, or received inbound interest from, 42 potential bidders. Representatives from Jefferies informed the Horizon Board that 20 of the 42 potential bidders executed confidentiality agreements and received access to process materials related to the Electrical Business and 10 of the 42 potential bidders decline to pursue the opportunity further or were deemed to be not interested by Jefferies. Representatives from Jefferies informed the board that six of the 42 potential bidders sent preliminary diligence requests.

On September 7, 2022, the Strategic Alternatives Committee held a telephonic meeting and reviewed a draft management presentation for the sale of the entire company with representatives from Jefferies.

On September 9, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process. Representatives from Jefferies informed the Strategic Alternatives Committee that it had reached out to, or received inbound interest from, 42 potential bidders. Representatives from Jefferies informed the Strategic Alternatives Committee that 23 of the 42 potential bidders executed confidentiality agreements and received access to process materials related to the Electrical Business and 14 of the 42 potential bidders declined to pursue the opportunity further or were deemed to be not interested by Jefferies. Representatives from Jefferies informed the board that six of the 42 potential bidders sent preliminary diligence requests.

Following the meeting of the Strategic Alternatives Committee on September 9, 2022, Jefferies sent the management presentation and a process letter to 19 potential bidders based upon interest received by such potential bidders and placed an initial bid deadline of September 30, 2022 for potential bidders to submit their proposal for either the entire company, the Americas Business, the Europe-Africa Business, the Electrical Business or the Metals Business.

On September 16, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process.

Also on September 16, 2022, the potential bidders that entered into confidentiality agreements received access to an electronic data room containing due diligence information regarding Horizon and its businesses relevant to a proposed acquisition.

Throughout the strategic review process, Horizon received indications of interest from seven potential bidders. Parent submitted an indication of interest for the entire company for an estimated enterprise value of $375,000,000, Party A submitted an indication of interest for the acquisition of the assets related to the Americas Business for an estimated value of $350,000,000, Party B submitted an indication of interest for the acquisition of the assets of the Europe-Africa Business for an estimated value of $100,000,000, Party C submitted an indication of interest for the acquisition of the assets of the Europe-Africa Business for an estimated value of $80,400,000, and three other parties submitted an indication of interest for the acquisition of the equity and assets related to Electrical Business for an estimated value of between $20,000,000 and $100,000,000.

On October 1, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process. Representatives from Jefferies and the Strategic Alternatives Committee discussed the indications of interest received.

On October 3, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process. Representatives from Jefferies and the Strategic Alternatives Committee discussed the indications of interest received and how to proceed with Parent, Party A, Party B, and Party C.

On October 9, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process.

On October 14, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process. Representatives from Jefferies and the Strategic Alternatives Committee discussed the indications of interest received and status of discussions with Parent, Party A, Party B, and Party C. Parent submitted a revised indication of interest for the acquisition of the Americas Business for $300,000,000 and the Europe-Africa Business for $75,000,000. Also during this meeting, the Strategic Alternatives Committee decided to pause discussions with any remaining party regarding the sale of the Electrical Business because a sale of the entire company would be more likely to maximize stockholder value.

On October 21, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process. Representatives from Jefferies presented and the Strategic Alternatives Committee reviewed a proposed process timeline, contemplating (a) management presentations and site visits for the Europe-Africa Business occurring in the second half of October 2022, (b) management presentations and site visits for the Americas Business occurring in late October 2022 and early November 2022, and (c) discussing proposals with potential bidders in the first week of November of 2022 and further discussing the proposal with the potential bidders in the second week of November 2022.

On October 24, 2022, Horizon management met with representatives of Party B to provide a management presentation on the Europe-Africa business and products and to tour Horizon’s facilities in Rheda, Germany.

On October 25, 2022, Horizon management met with representatives of Party C to provide a management presentation on the Europe-Africa business and products and to tour Horizon’s facilities in Rheda, Germany.

On October 27, 2022, Horizon management met with representatives of Parent to provide a management presentation on Horizon’s business and products.

On October 28, 2022, a representative from Party A contacted a representative from Jefferies. The representative of Party A indicated that Party A was having difficulty supporting the offer and elected to terminate its participation in the process.

On October 28, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process.

On November 1, 2022, Parent submitted a revised proposal contemplating a purchase price of $2.00 per share of Common Stock, which was based on an estimated total enterprise value of approximately $425,000,000 at the closing of the transaction.

On November 4, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process.

Also on November 4, 2022, Horizon management met telephonically with representatives of Party C and Party C’s third party representatives to answer financial due diligence questions.

On November 7, 2022, representatives of Horizon management met with representatives of Parent to provide a tour Horizon’s facilities in Reynosa, Mexico.

On November 10, 2022, Horizon management met telephonically with representatives of Party B and Party B’s third party representatives to answer financial due diligence questions.

During the strategic alternatives process, Jefferies had informed the Strategic Alternatives Committee of its prior relationship with Parent. Specifically, since 2020 Jefferies had provided financing services to Parent in five previous transactions and would be likely asked to provide similar services should Parent ultimately engage in a transaction with Horizon. On November 12, 2022, after discussions between the Strategic Alternatives Committee and counsel, the Strategic Alternatives Committee, with the advice of counsel, determined that it would be in the best interests of Horizon for Jefferies to provide financing to Parent should Parent be the ultimate acquirer of Horizon. Accordingly, Horizon approved Jefferies’ engaging in financing discussions with Parent and, should Parent be the ultimate acquirer of Horizon, Horizon would direct Jefferies to provide (subject to Jefferies’ internal approval processes), and would approve of Jefferies’ providing, financing to Parent for the proposed transaction between Horizon and Parent.

On November 15, 2022, representatives of Party B contacted representatives of Jefferies to indicate that they did not expect to participate in further discussions regarding an acquisition of Horizon, noting that they did not believe Party B could make an acquisition proposal at a valuation that Horizon would find attractive.

On November 18, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jefferies provided an update on the strategic alternatives process. Representatives from Jefferies discussed Party C’s bid, which the Strategic Alternatives Committee determined would provide inadequate value to Horizon’s stockholders.

On November 20, 2022, Terrence Gohl informed the Horizon Board that he would be resigning from his roles as President and Chief Executive Officer and as a director of the Horizon Board effective November 21, 2022.

On November 21, 2022, the Horizon Board held a telephonic meeting, with representatives from Jefferies attending for part of the meeting. At this meeting, the Horizon Board discussed the current state of Horizon, including with respect to its near-term financial condition and its ability to remain and independent publicly-traded company. The Horizon Board also discussed Mr. Gohl’s resignation and appointed John Kennedy as Interim President and Chief Executive Officer. Representatives from Jefferies also provided an update on the strategic alternatives process. Representatives from Jefferies informed the Horizon Board that Jefferies had reached out to 47 potential bidders in connection with the process, 27 of the 47 potential bidders executed confidentiality agreements, seven of the 47 potential bidders submitted indications of interest and three of the 47 potential bidders, including Parent, were selected to participate in management presentations given the potential value they presented to stockholders. At this meeting, the Horizon Board discussed the various indications of interests that it had received with management and Jefferies and authorized management to pursue a potential transaction with Parent. The Horizon Board also discussed that, at the direction and approval of Horizon and the Strategic Alternative Committee, Jefferies was engaged by Parent to assist with arranging financing for the potential transaction and that if a deal were to be reached with Parent, the Horizon Board would engage a different financial advisor to provide a fairness opinion to the Horizon Board.

On November 27, 2022, Jones Day sent Parent a draft of the Merger Agreement. During the period between November 27, 2022 and the execution and delivery of the Merger Agreement, Jones Day and Paul Hastings LLP (“Paul Hastings”), acting as legal counsel to Parent, at times with the participation of Horizon management and Parent management, held numerous telephonic calls to negotiate various aspects of the draft Merger Agreement and related transaction documentation, including provisions related to closing certainty, financing, regulatory risk allocation and certain employee benefits matters.

On December 5, 2022, the Horizon Board held a telephonic meeting, with representatives from Jones Day attending the meeting. At this meeting, the Horizon Board discussed the current state of Horizon, including with respect to its near-term financial condition and its ability to remain and independent publicly-traded company. Representatives of Jones Day discussed certain legal matters with the Horizon Board, including the fiduciary duties of directors. The Horizon Board also discussed the strategic alternatives process, including potential alternatives should the process ultimately not result in a transaction.

On December 9, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jones Day and Jefferies provided an update on discussions with Parent. Representatives from management discussed Horizon’s cash position and the need to quickly determine if the potential transaction with Parent was likely to occur, or if the Strategic Alternatives Committee should consider alternative transactions.

On December 11, 2022, Horizon retained Lincoln International LLC (“Lincoln”) as a financial advisor and to provide a fairness opinion to the Horizon Board.

On December 14, 2022, representatives of Horizon had a call with representatives of Parent to discuss the transaction, including likely timing of being in a position to execute and announce the transaction.

On December 16, 2022, representatives from Horizon Management, Parent and Jefferies held a telephonic call to discuss issues related to the merger agreement and Horizon’s financial condition, including Horizon’s cash position and likelihood that Horizon would need to incur additional debt prior to closing of the potential transaction.

Also on December 16, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jones Day and Jefferies provided an update on the transaction with Parent. Representatives from Jefferies and management discussed Horizon’s cash position and the potential impact that might have on the transaction, including the potential impact on Parent’s offer price.

On December 22, 2022, the Strategic Alternatives Committee held a telephonic meeting and representatives from Jones Day and Jefferies provided an update on the discussions with Parent. Representatives from Jefferies and management discussed Horizon’s cash position and the potential impact that might have on the transaction.

On December 26, 2022, representatives from Horizon Management, Parent, Jefferies, Jones Day and Paul Hastings held a telephonic call to discuss Horizon’s financial condition, timing and various aspects of the Merger Agreement and related transaction documentation, including provisions related to closing certainty, financing and regulatory risk allocation.

On December 27, 2022, Parent revised its offer to be $1.75 per share of Common Stock. Parent noted that they revised their offer because of Horizon’s current financial situation and anticipated increased capital expenditures.

On December 29, 2022, representatives of Jefferies provided Parent with an analysis prepared by the management and Jefferies of Horizon’s expected future financial position through closing in an effort to support the $2.00 per share of Common Stock offer price previously offered by Parent.

On December 30, 2022, representatives of Jefferies had a call with representatives of Parent, where Parent indicated that their offer remained at $1.75 per share of Common Stock notwithstanding Horizon’s updated expected future financial position.

Also in the afternoon of December 30, 2022, the Horizon Board held a telephonic meeting with members of Horizon’s management, representatives of Jefferies, representatives of Lincoln and representatives of Jones Day to discuss the contemplated transactions, including confirming that the Parent proposal at $1.75 per share of Common Stock was the highest price offered, that the transaction documentation with Parent was in final form and ready for execution, subject only to approval of the Horizon Board and release of the respective signatures of Horizon and Parent. Representatives of Jefferies updated the Horizon Board on the final negotiations and discussions with Parent. Representatives of Jefferies also noted that Jefferies reached out to, or received inbound interest from, 50 parties in connection with Horizon’s strategic alternatives process, and Parent’s offer was the best available offer for sale of the entire company. Representatives of Lincoln then reviewed with the Horizon Board its financial analysis of the $1.75 per share of Common Stock offer price. Thereafter, Lincoln rendered its oral opinion, confirmed by delivery of a written opinion dated December 30, 2022, to the Horizon Board to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications, conditions and other matters set forth in such written opinion, as of December 30, 2022, the Offer Price to be received by the holders of Eligible Shares in the Transactions was fair, from a financial point of view, to the holders of Eligible Shares. Representatives of Jones Day discussed certain legal matters with the Horizon Board, including the fiduciary duties of directors and the material provisions of the Merger Agreement, as well as the exclusive forum amendment to Horizon’s bylaws being considered at the meeting by the directors. After due consideration and consultation with Horizon’s management, Jefferies, Lincoln and Jones Day, and after receipt of Lincoln’s opinion, the Horizon Board unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, recommended that Horizon’s stockholders tender their shares to Merger Sub pursuant to the Offer and approved the bylaws amendment.

Later on December 30, 2022, following the meeting of the Horizon Board, Horizon, Parent and Purchaser executed and delivered the Merger Agreement.

On January 3, 2023, prior to the open of trading on NYSE, Horizon issued a press release announcing that it had entered into the Merger Agreement with Parent.

On January 9, 2023, Purchaser commenced the Offer.

Reasons for the Recommendation

In reaching its decision to approve and declare advisable the Merger Agreement and the Transactions, including the Offer and the Merger, the Horizon Board, as described in this Item 4 under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger,” held a number of meetings, consulted with Horizon’s senior management and its outside legal and financial advisors, and considered and analyzed a wide and complex range of factors. After careful consideration, the Horizon Board concluded that entering into the Merger Agreement with Parent and Purchaser would provide Horizon’s stockholders with higher and more certain value than any other strategic alternatives available to Horizon. At its meeting held on December 30, 2022, after due consideration and consultation with Horizon’s senior management and outside legal and financial advisors, and after receipt of its financial advisor’s opinion (as described in this Item 4 under the heading “The Solicitation or Recommendation—Opinion of Lincoln International, LLC, Horizon’s Financial Advisor”), the

Horizon Board unanimously approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, and recommended that Horizon’s stockholders tender their Shares to Purchaser pursuant to the Offer. In making its determination, the Horizon Board focused on a number of reasons, including the following potential advantages and opportunities:

•

the Horizon Board considered the current and historical market prices of the shares of Common Stock and the fact that the Offer Price of $1.75 per share of Common Stock represents a substantial and compelling premium to historical market prices of the Shares, including an approximately 350% premium to the closing price of $0.39 on December 30, 2022, the last trading day before the Horizon Board’s approval of the Transactions;

•	the fact that all of the consideration in the Transactions would be paid in cash, which provides certainty and immediate value to Horizon’s stockholders;

•

the Horizon Board’s belief that the Offer is reasonably likely to be completed and the Merger will be consummated, based on, among other things: (i) the limited number of conditions to the Offer and the Merger; and (ii) that the respective obligations of the parties under the Merger Agreement are not subject to a financing condition;

•

the Horizon Board considered the extensive process overseen by the Strategic Alternatives Committee, with the assistance of representatives of Jefferies, to identify whether other potential parties might be interested in pursuing an acquisition of Horizon on attractive terms, and to contact those parties believed to be most likely to have interest in pursuing such an alternative transaction involving Horizon; and considered the responses received from such contacted parties, including that no other party submitted an offer that provided the value to shareholders near the value that Purchase’s Offer provides;

•

the Horizon Board also carefully evaluated, with the assistance of legal and financial advisors and members of Horizon’s management, the risks and potential benefits associated with other strategic alternatives and the potential for shareholder value creation associated with those alternatives. As part of these evaluations, the Horizon Board considered continuing to execute Horizon’s strategy on a standalone basis (including the financial challenges related to continuing as a standalone company), and determined that the Offer and the Merger were a more attractive alternative;

•

the relative certainty and liquidity of the consideration in cash for the Offer and the Merger as compared to the risks and uncertainty associated with the continued operation of Horizon’s business as an independent company, including the “risk factors” set forth in Horizon’s Form 10-Q for the period ended September 30, 2022 and subsequent reports filed with the SEC;

•

the current state of the economy, financial markets and general uncertainty surrounding forecasted economic conditions in both the near-term and the long-term, including current inflation trends and potential recession risks;

•	the current financial market conditions and historical market prices, volatility and trading information with respect to Horizon;

•

the financial analysis presented to the Horizon Board by Lincoln and the opinion of Lincoln to the Horizon Board to the effect that, based upon and subject to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications, conditions and other matters set forth in such written opinion, as of December 30, 2022, the Common Stock Offer Price (as defined in the Merger Agreement) to be received by the holders of shares of Common Stock other than (i) shares of Common Stock held in the treasury of Horizon, (ii) shares of Common Stock owned by Parent, Merger Sub or Horizon or any of their respective direct or indirect wholly owned subsidiaries immediately before the Effective Time, (iii) shares of Common Stock that have not been voted for adoption of the Merger Agreement and with respect to which appraisal has been properly demanded in accordance with Section 262 of the DGCL, (iv) options to purchase shares of Common Stock or awards of any rights to shares of or cash equal to or based on the value of Common Stock granted under a Company Stock Plan) (such shares of Common Stock, excluding the items set forth in clauses (i) through (iv), the “Eligible Shares”) in the Transactions was fair, from a financial point of view, to the holders of Eligible Shares, as more fully described in Item 4 under the heading “The Solicitation or Recommendation—Opinion of Lincoln International LLC, Horizon’s Financial Advisor” and the full text of the written opinion of Lincoln, which is attached as Annex I to this Schedule 14D-9 and is incorporated by reference herein;

•

the review by the Horizon Board with its advisors of the structure of the Offer, the Merger and the other Transactions, as well as the financial and other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions, as well as the following specific aspects of the Merger Agreement:

•

that the Offer is structured as an all-cash tender offer, which can be completed, and cash consideration can be delivered to Horizon’s stockholders, on a prompt basis assuming satisfaction of the minimum tender conditions provided for in the Merger Agreement;

•

that the Merger Agreement permits Horizon, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals and terminate the Merger Agreement (and pay the termination fee provided for thereunder) to accept an unsolicited acquisition proposal that the Horizon Board determines is superior to the Transactions;

•

that the Merger Agreement permits the Horizon Board, subject to certain conditions, to make an adverse recommendation change to Horizon’s stockholders, in certain circumstances, including in response to a superior proposal; and

•	that Parent’s obligations to consummate the Merger are not subject to any financing contingency.

The Horizon Board weighed these advantages and opportunities against a number of potentially negative reasons in its deliberations concerning the Merger Agreement and the Merger including:

•

the Merger Agreement contains provisions that restrict the conduct of Horizon’s business prior to the completion of the Transactions, generally requiring Horizon not to take certain actions with respect to the conduct of its business without the prior consent of Parent;

•

the Merger Agreement contains provisions that could have the effect of discouraging third party offers for Horizon, including the restriction on Horizon’s ability to solicit third-party proposals for alternative transactions;

•

under certain circumstances under the Merger Agreement, Horizon may be required to pay to Parent a termination fee of $2.0 million, as more fully described in the section titled “The Merger Agreement —Expenses; Termination Fee” of the Offer to Purchase;

•

the risk that Horizon’s stockholders may not tender their Shares in the Offer such that the Minimum Tender Condition (as defined in the Merger Agreement) under the Merger Agreement would not be satisfied;

•

the expectation that the receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes;

•

the Merger would preclude Horizon’s stockholders from having the opportunity to directly participate in the future performance of Horizon’s assets and any potential future appreciation of the value of the Shares; and

•

the potential conflicts of interest created by the fact that Horizon’s executive officers and directors have financial interests in the Merger that may be different from or in addition to those of other stockholders, as more fully described in Item 3 under the heading “Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between Horizon and its Executive Officers, Directors and Affiliates.”

The Horizon Board considered all of these reasons as a whole and, on balance, concluded that it supported a favorable determination to approve the Merger Agreement and the Transactions, including the Offer and the

Merger, and to make its recommendations to Horizon’s stockholders to tender their Shares to Purchaser pursuant to the Offer.

In addition, the Horizon Board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of Horizon’s stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements Between Horizon and its Executive Officers, Directors and Affiliates” and the obligation of the combined company to indemnify Horizon directors and officers against certain claims and liabilities.

The foregoing discussion of the information and reasons that the Horizon Board considered is not intended to be exhaustive, but rather is meant to include the material reasons that the Horizon Board considered. The Horizon Board collectively reached the conclusion to approve the Merger Agreement and the Transactions, including the Offer and the Merger, in light of the various reasons described above and other reasons that the members of the Horizon Board believed were appropriate. In view of the complexity and wide variety of reasons, both positive and negative, that the Horizon Board considered in connection with its evaluation of the Merger, the Horizon Board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the reasons it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular reason, or any aspect of any particular reason, was favorable or unfavorable to the ultimate determination of the Horizon Board. In considering the reasons discussed above, individual directors may have given different weights to different reasons.

The foregoing description of Horizon’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Additional Information—Forward-looking Statements.”

Intent to Tender

To Horizon’s knowledge, after making reasonable inquiry, all of Horizon’s executive officers and directors (including funds affiliated with directors) currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority), including all shares of Preferred Stock. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of Lincoln International LLC, Horizon’s Financial Advisor

Horizon retained Lincoln to provide an opinion to the Horizon Board as to whether the Common Stock Offer Price (as defined in the Merger Agreement) to be received by the holders of Eligible Shares in the Transactions is fair, from a financial point of view, to the holders of Eligible Shares. Horizon selected Lincoln because Lincoln is a reputable investment banking firm with substantial experience advising companies. Lincoln, as part of its investment banking business, is continuously engaged to provide financial advisory services, including fairness opinions and valuations of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes.

On December 30, 2022, Lincoln delivered its opinion to the Horizon Board to the effect that, as of the date of such opinion, and subject to and based on the assumptions, limitations, qualifications, conditions and other matters set forth therein, the Common Stock Offer Price to be received by the holders of Eligible Shares in the Transactions is fair, from a financial point of view, to the holders of Eligible Shares.

Lincoln’s opinion was directed to the Horizon Board (in its capacity as such) and only addressed the fairness of the Common Stock Offer Price to be received by the holders of Eligible Shares in the

Transactions is fair, from a financial point of view, to the holders of Eligible Shares and did not address any other terms, aspects or implications of the Transactions, or any agreements, arrangements or understandings entered into in connection with the Transactions. The summary of Lincoln’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex I to this Schedule 14D-9 and which describes the assumptions, limitations, qualifications, conditions and other matters considered by Lincoln in connection with the preparation of its opinion. Neither Lincoln’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the Horizon Board, Horizon or any security holder as to how to act or vote on any matter relating to the Transactions or otherwise. Security holders are urged to read the entire opinion carefully in connection with their consideration of the Transactions.

In connection with rendering its opinion, Lincoln, among other things:

1.	Reviewed the following documents:

a.

Audited financial statements for Horizon for the years ended December 31, 2020 and December 31, 2021 included in Horizon’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2022;

b.	Horizon’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022;

c.	Internal financial statements for Horizon for the ten months ended October 31, 2022;

d.	Historical financial statements for the years ended December 31, 2018 and December 31, 2019;

e.	The Management Projections;

f.

A letter addressed to Lincoln by management of Horizon which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Lincoln by or on behalf of Horizon, dated December 30, 2022;

g.	A draft of the Merger Agreement, dated as of December 29, 2022; and

h.	Other internal documents relating to the history, past and current operations, financial conditions, and probable future outlook of Horizon, provided to Lincoln by the management of Horizon;

2.	Discussed the business, financial outlook and prospects of Horizon, as well as the terms and circumstances surrounding the Transactions, with management of Horizon;

3.

Reviewed certain financial, stock trading and other information for Horizon, and compared that data and information with certain financial, stock trading and corresponding data and information for companies with publicly traded securities that Lincoln deemed relevant, none of which is directly comparable to Horizon;

4.

Reviewed certain financial, stock trading and other information for Horizon and the Transactions, and compared that data and information with certain financial, stock trading and corresponding data and information for companies that have been subject to change of control M&A transactions that Lincoln deemed relevant, none of which is directly comparable to Horizon and the Transactions;

5.

Performed certain valuation and comparative financial analyses including a discounted cash flow analysis, an analysis of selected public companies and an analysis of change of control M&A transactions that Lincoln deemed relevant; and

6.	Considered such other information and financial, economic and market criteria that Lincoln deemed relevant.

In preparing its opinion, Lincoln relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information Lincoln reviewed, and Lincoln did not assume any responsibility for the independent verification of, nor independently verified, any of such information. Lincoln relied upon the assurances of the management of Horizon that they are unaware of any facts or circumstances that would make such information materially incomplete or misleading. Lincoln assumed that the financial forecasts, including the Management Projections, provided to Lincoln by Horizon were prepared in good faith and based upon assumptions which, in the light of the circumstances under which they are made, were the best reasonably available. Lincoln also assumed that there has been no material change in the assets, liabilities, business, condition (financial or otherwise), results of operations, or prospects of Horizon since the date of the most recent financial information was made available to Lincoln.

Lincoln assumed that the Transactions will be consummated in a timely manner that complies in all respects with all applicable federal and state statutes, rules and regulations. Lincoln also assumed that in the course of obtaining any necessary regulatory and third-party consents, approvals and agreements for the Transactions, no modification, delay, limitation, restriction, or condition will be imposed that will have an adverse effect on Horizon or the Transactions and that the Transactions will be consummated in accordance with the terms outlined by Horizon and other documents made available to Lincoln, without waiver, modification or amendment of any term, condition or agreement therein that is material to Lincoln’s analysis.

Lincoln further assumed that the final terms of the Transactions will not vary materially from those set forth in the copies or drafts, as applicable, reviewed by Lincoln and that the final versions of all documents conform in all material respects to the drafts reviewed by Lincoln.

Lincoln’s opinion was necessarily based on financial, economic, market and other conditions as they exist on, and the information made available to Lincoln as of December 30, 2022. Although subsequent developments may affect its opinion, Lincoln does not have any obligation to update, revise or reaffirm its opinion.

Lincoln did not evaluate Horizon’s solvency and was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Horizon or any of its Subsidiaries, nor was Lincoln furnished with any such evaluations or appraisals. Lincoln did not (i) initiate any discussions with, solicit any indication of interest from, third parties with respect to the Transactions, the assets, businesses or operation of Horizon, or any alternatives to the Transaction, or (ii) negotiate the terms of the Transactions.

Lincoln’s opinion did not address (i) the underlying business decision of the Horizon Board or any other party to proceed with or effect the Transactions, (ii) the terms of any arrangements, understandings, agreements to documents related to, or the form or any other portion or aspect of, the Transactions or otherwise, except as expressly addressed herein, (iii) the fairness of any portion or aspect of the Transactions to the holders of any class of securities, creditors or other constituencies of any member of Horizon, or any other party other than the holders of Eligible Shares, (iv) the relative merits of the Transactions as compared to any alternative business strategies that might exist for Horizon or any other party or the effect of any other transaction in which Horizon or any other party might engage, (v) the tax or legal consequences of the Transactions to Horizon, the holders of Company Common Stock, or any other party, (vi) the fairness of any portion or aspect of the Transactions to any one class or group of any member of Horizon’s or any other party’s security holders vis-à-vis any other class or group of any member of Horizon’s or such other party’s security holders, (vii) the solvency, creditworthiness or fair value of any member of Horizon or any other participant in the Transactions under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness to the holders of any issued and outstanding shares of Preferred Stock. The decision as to whether to proceed with the Transaction or any related transaction depends on an assessment of various factors, many of which are unrelated to the financial analyses on which Lincoln’s opinion was based.

Lincoln’s opinion was not to be construed as a valuation opinion, credit rating, solvency opinion, an analysis of Horizon’s credit worthiness, as tax advice, or as accounting advice. Lincoln also expressed no opinion about the amount or nature of any compensation or equity arrangement to be given to Horizon’s officers, directors or employees, or class of such persons, in connection with the Transaction relative to the Common Stock Offer Price in the Transactions.

Set forth below is a summary of the material financial analyses reviewed by Lincoln with the Horizon Board on December 30, 2022 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Lincoln. The order of the analyses described, and the results of these analyses, do not represent relative importance or weight given to these analyses by Lincoln.

Summary of Lincoln’s Financial Analysis

The following is a summary of the material financial analyses prepared by Lincoln and reviewed with the Horizon Board on December 30, 2022. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Lincoln, nor does the order of the financial analyses described represent the relative importance or weight given to these analyses by Lincoln. Lincoln may have deemed various assumptions more or less probable than other assumptions, so the ranges resulting from any particular portion of the analyses summarized below should not be taken to be Lincoln’s view of the actual value of Horizon. Some of the summaries of the financial analysis includes information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute complete analyses. Considering the tables below without considering the full narrative description of Lincoln’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

Several financial analyses were employed and no one method of analysis should be regarded as critical to the overall conclusion reached. While this summary describes certain of the analyses and factors that Lincoln deemed material in its presentation to the Horizon Board, it is not a comprehensive description of all analyses and factors considered by Lincoln. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Each of the analyses conducted was carried out to provide a particular perspective of the Common Stock Offer Price. Lincoln did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support its opinion as to the whether the Common Stock Offer Price to be received by the holders of Eligible Shares in the Transactions is fair, from a financial point of view, to the holders of Eligible Shares. In arriving at its opinion, Lincoln did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lincoln believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering its opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying the opinion. The conclusion reached by Lincoln was based on all analyses and factors taken as a whole, and also on the application of Lincoln’s own experience and judgment. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before December 30, 2022 and is not necessarily indicative of then-current market conditions.

Discounted Cash Flow Analysis

Lincoln performed a discounted cash flow analysis of Horizon. A discounted cash flow analysis is a valuation methodology used to derive an intrinsic valuation of a company by calculating the present value of its estimated future cash flows. Lincoln performed a discounted cash flow analysis of the projected unlevered free cash flows of Horizon for the fiscal years ending December 31, 2022 through December 31, 2025. Lincoln defined “free cash flow” as cash generated by Horizon that is available either to reinvest, service debt, or distribute to security holders. The discounted cash flow analysis was used to determine the net present value of projected unlevered free cash flows utilizing a cost of capital deemed appropriate for the discount rate. For purposes of its discounted cash flow analysis, Lincoln utilized and relied upon the Management Projections, which provided a financial forecast for the fiscal years 2022 through 2025, and other financial information provided by Management. For further information regarding the Management Projections, see “—Certain Financial Projections.”

Lincoln calculated Horizon’s projected unlevered free cash flows by taking Adjusted EBITDA, subtracting tax depreciation and amortization, subtracting estimated taxes, adding back tax depreciation and amortization, and subtracting capital expenditures and changes in net working capital. Note that for purposes of Lincoln’s analysis, Lincoln’s calculation of Adjusted EBITDA differs from management’s calculation of Adjusted EBITDA (as defined in “—Certain Financial Projections”) by subtracting non-cash stock compensation as an expense and adding back income (losses) attributable to non-controlling interest. References to Adjusted EBITDA in this section (“The Solicitation or Recommendation—Opinion of Lincoln International, LLC, Horizon’s Financial Advisor”) reflect these adjustments. Lincoln determined the net present value of the projected unlevered free cash flows using a cost of capital deemed appropriate for the discount rate, which reflects the relative risk associated with the Management Projections cash flows as well as the rates of return that investors could expect to realize on alternative investment opportunities with similar risk profiles to Horizon. Lincoln’s selected discount rates for Horizon, which ranged from 12.00% to 14.00%, were selected based on the application of Lincoln’s professional judgment and experience, and were calculated using a capital asset pricing model and information derived from the selected comparable public companies. Lincoln calculated Horizon’s terminal value using an exit EBITDA multiple range of 10.0x to 11.0x on 2025 projected Adjusted EBITDA. The exit EBITDA multiple was based on the companies and transactions selected in the Selected Public Companies Analysis and Selected M&A Transactions Analysis, discussed below.

Based on these assumptions, Lincoln’s discounted cash flow analysis indicated an estimated enterprise value for Horizon of $305.0 million to $350.0 million.

Selected Public Companies Analysis

Lincoln reviewed publicly available information related to selected companies listed in the below table. Although none of these selected public companies is directly comparable to Horizon, Lincoln selected these companies for its analysis based on, among other things, their relative similarity, primarily in terms of industry sector (manufacturers and distributers of truck and auto accessories including towing, trailering, and cargo management products), relative size, historical and projected financial performance and profitability and revenue and earnings composition to that of Horizon. None of the selected public companies was identical to Horizon. As a result, a complete valuation analysis cannot be limited to a quantitative review of the selected public companies, but also requires complex consideration and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of Horizon.

The tables below summarize observed historical and projected financial performance for Horizon and the selected public companies, as well as multiples of enterprise value to LTM, 2022, 2023, and 2024 Adjusted EBITDA and LTM revenue. For purposes of its analysis, Lincoln used certain publicly available historical financial data and equity analyst estimates for the selected public companies, and information provided by Horizon. The table below summarizes certain observed trading multiples of the selected public companies as of December 28, 2022.

Enterprise Value as a Multiple of
	LTM EBITDA	2022 EBITDA	2023 EBITDA	2024 EBITDA	LTM Revenue
Company Name
ARB Corporation Limited	11.2x	11.7x	11.9x	11.1x	2.96x
Douglas Dynamics, Inc.	14.1x	13.9x	11.7x	10.7x	1.81x
JOST Werke AG	7.0x	6.9x	7.0x	6.7x	0.79x
LCI Industries	4.2x	5.1x	6.1x	6.2x	0.63x
SAF-Holland SE (1)	4.0x	4.1x	4.0x	NMF	0.40x

Min	4.0x	4.1x	4.0x	6.2x	0.40x
Mean	8.1x	8.3x	8.1x	8.7x	1.32x
Median	7.0x	6.9x	7.0x	8.7x	0.79x
Max	14.1x	13.9x	11.9x	11.1x	2.96x

(1)	NMF 2024 metrics due to the lack of pro forma metrics for the acquisition of Haldex in 2024

	Selected Public Companies - Financial Performance
	Horizon Global Corporation	Mean	Median
Revenue Growth
2019A	-3.3%	1.4%	-0.8%
2020A	-4.2%	1.5%	5.9%
2021A	18.3%	28.4%	25.8%
LTM	-15.5%	21.0%	20.8%
2022P	-17.1%	13.6%	17.0%
2023P	16.4%	-1.1%	-1.1%
2024P	5.9%	3.2%	1.9%
EBITDA Margin
2019A	-1.7%	14.3%	12.8%
2020A	3.3%	14.8%	11.8%
2021A	3.9%	14.7%	11.8%
LTM	-3.8%	15.1%	12.9%
2022P	-2.6%	14.5%	12.8%
2023P	4.7%	14.5%	12.5%
2024P	4.8%	15.8%	13.8%

Source: S&P Capital IQ, and company filings

Selected M&A Transactions Analysis

Lincoln reviewed publicly available information related to selected acquisition transactions listed in the below table. Although none of these selected transactions is directly comparable to the Transactions, Lincoln selected these transactions for its analysis based on, among other things, the target company’s industry sector (manufacturers and distributers of truck and auto accessories including towing, trailering, and cargo management products), the relative size of the transaction, and the availability of public information related to the selected transaction. None of the selected transactions were identical to the Transactions. As a result, a complete valuation analysis cannot be limited to a quantitative review of the selected transactions, but also requires complex consideration and judgments concerning differences in such transactions, as well as other factors that could affect their value relative to that of the Transactions.

The tables below summarize observed historical and projected financial performance for Horizon and the selected transactions, as well as multiples of enterprise value to LTM revenue and LTM Adjusted EBITDA. For purposes of its analysis, Lincoln used certain publicly available historical financial data and equity analyst estimates for the selected transactions, and information provided by Horizon.

Enterprise Value as a Multiple of
Date of Announcement	Target	Acquiror	LTM Revenue	LTM EBITDA
November 30, 2021	AutoPacific Group Holdings Pty Ltd (1)	GUD Holdings Limited	2.63x	10.0x
August 14, 2021	HELLA GmbH & Co. KGaA	Faurecia S.E.	1.01x	7.0x
July 5, 2021	DexKo Global Inc.	Brookfield Business Partners L.P.	NA	10.0x
June 27, 2021	Dayton Parts, LLC	Dorman Products, Inc.	2.11x	NA
November 22, 2019	Curt Acquisition Holdings, Inc.	Lippert Components, Inc.	1.33x	9.7x

(1)	EBITDA multiple based on Pro-Forma Calendar Year 2021 EBITDA

Source: S&P Capital IQ, and company filings

Summary of Selected Public Companies / M&A Transactions Analyses

In order to estimate a range of enterprise value for Horizon, Lincoln applied valuation multiples to 2023 Adjusted EBITDA and 2024 Adjusted EBITDA for Horizon as follows:

•	2023 Adjusted EBITDA: 9.0x to 10.5x
•	2024 Adjusted EBITDA: 8.0x to 9.5x

The valuation multiple range was selected, in part, by taking into consideration historical and projected financial performance metrics of Horizon relative to such metrics of the selected public companies and selected transactions, including, but not limited to, the size of Horizon on a revenue and Adjusted EBITDA basis, historical, estimated and projected Adjusted EBITDA margins compared to the selected public companies, and historical, estimated and projected revenue and Adjusted EBITDA growth compared to the selected public companies.

Based on these selected valuation multiples, the enterprise value indication of Horizon ranged from $310.0 million to $365.0 million.

Summary of Analysis

Lincoln estimated a range of indicated enterprise values for Horizon deriving from its analysis of (i) discounted cash flow (ii) selected public companies and (iii) selected M&A transactions analysis, resulting in a range of indicated enterprise values for Horizon of $308.0 million to $358.0 million.

Lincoln then calculated a range of indicated aggregate equity values of Horizon by subtracting out the present value of non-recurring expenses, after-tax, adding the present value of net operating loss tax benefits, adding cash and cash equivalents, restricted cash (net of outstanding letters of credit), non-controlling interests and subtracting debt and debt like items and adjusted for certain non-operating assets and liabilities, resulting in a range of indicated aggregate equity values of $4.00 million to $55.00 million.

Lincoln then reduced the range of indicated aggregate equity values by Horizon Preferred Stock liquidation preference and Horizon Preferred Stock minimum return to calculate aggregate value of Horizon Common Stock, resulting in a range of indicated aggregate values of Company Common Stock of $0.00 million to $11.00 million.

Lincoln then divided the range of indicated aggregate values of Company Common Stock by the fully diluted shares of Horizon outstanding (adjusted for outstanding warrants, options and restricted stock units using the treasury stock method), resulting in a range of indicated aggregate equity values of $0.00 to $0.38 per share. Lincoln then compared such range to the Common Stock Offer Price of $1.75 per share.

Miscellaneous

Other than in connection with Lincoln’s opinion, no other fees have been paid to Lincoln and its affiliates by Horizon during the last two years. Lincoln received customary fees from Horizon for its services, in the amount of $375,000, a portion of which was payable upon Lincoln’s retention, the balance of which was payable upon Lincoln informing the Horizon Board it was prepared to render its opinion. No portion of Lincoln’s fee was contingent upon either the conclusion reached in its opinion or the consummation of the Merger. In addition, Horizon agreed to indemnify Lincoln and certain related parties against certain liabilities, and to reimburse Lincoln for certain expenses, arising in connection with or as a result of Lincoln’s engagement. Lincoln and its affiliates provide a range of investment banking and financial services and, in that regard, Lincoln and its affiliates may in the future provide investment banking and other financial services to Horizon and each of its affiliates, for which Lincoln and its affiliates would expect to receive compensation.

Other Information

Certain Information Provided by Horizon

Certain Projected Information

As a matter of course, Horizon does not publicly disclose long-term projections of future financial results due to the inherent unpredictability and subjectivity of underlying assumptions and estimates. In connection with its evaluation of the Offer and the Merger, the Horizon Board considered certain unaudited, non-public financial projections prepared by Horizon management with respect to Horizon as a standalone, publicly-traded company, which were used for the purposes of Lincoln’s financial analyses and opinion (which opinion is attached to this Schedule 14D-9 as Annex I).

The unaudited, non-public financial projections prepared by Horizon management, which we refer to as the “Management Projections,” cover the last twelve months (“LTM”) ended October 31, 2022 and the calendar years 2023-2025 and were prepared in order to inform the Horizon Board’s review of the contemplated transactions in comparison to Horizon’s other strategic alternatives. The Management Projections include certain assumptions relating to, among other things: (i) revenue growth rates; (ii) gross margins; (iii) operating costs; and (iv) general business, economic, competitive, regulatory, and other market and financial conditions, all of which are difficult to predict and many of which are beyond Horizon’s control. The Management Projections were not probability weighted.

A summary of the Management Projections is set forth below. The Management Projections were provided to Lincoln for use in its financial analyses and opinion and were used by the Horizon Board to evaluate the long-term value of Horizon.

The inclusion of the Management Projections below should not be deemed an admission or representation by Horizon, Lincoln, or any of their respective officers, directors, employees, affiliates, advisors, or other representatives with respect to such projections. The Management Projections are not included to influence your views on the Offer or the Merger described in this Schedule 14D-9 but solely to provide stockholders access to certain non-public information that was provided to the Horizon Board in connection with its evaluation of the Offer and the Merger and to Lincoln to assist with its financial analyses as described in this Item 4 under the heading “The Solicitation or Recommendation—Opinion of Lincoln International LLC, Horizon’s Financial Advisor.” The information from the Management Projections included below should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Horizon in its public filings with the SEC. Because the Management Projections were prepared on a standalone basis, they do not give effect to the proposed Transactions.

The Management Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or U.S. generally accepted accounting principles (“GAAP”). Such financial measures used in the Management Projections were relied upon by Lincoln, with Horizon’s consent, for purposes of its opinion and by the Horizon Board in connection with its consideration of the Offer and the Merger. Such financial measures were provided to a financial advisor for the purpose of rendering an opinion that is materially related to the business combination transaction, and therefore are excluded from the definition of non-GAAP financial measures, and as a result, a reconciliation of a non-GAAP financial measure to a GAAP financial measure is not required. Neither the independent registered public accounting firm of Horizon, Parent, nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of Horizon nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this Schedule 14D-9.

The Management Projections were prepared for internal use and are subjective in many respects. As a result, these Management Projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although Horizon believes its assumptions to be reasonable, all financial projections are inherently uncertain, and Horizon expects that differences will exist between actual and projected results. Although presented with numerical specificity, the Management Projections reflect numerous variables, estimates and assumptions made by Horizon’s management at the time they were prepared, and also reflect general business, economic, regulatory, market, and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Horizon’s control. In addition, the Management Projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the Management Projections will prove accurate or that any of the Management Projections will be realized.

The Management Projections are subject to many risks and uncertainties and you are urged to review the risks included in Item 8 under the heading “Additional Information—Forward-looking Statements” for additional information regarding the risks inherent in forward-looking information such as the Management Projections.

The inclusion of the Management Projections herein should not be regarded as an indication that Horizon, Lincoln, or any of their respective affiliates or representatives considered or consider the Management Projections to be necessarily indicative of actual future events, and the Management Projections should not be relied upon as such. The Management Projections do not take into account any circumstances or events occurring after the date they were prepared. Horizon does not intend to, and disclaims any obligation to, update, correct or otherwise revise the Management Projections to reflect circumstances existing or arising after the date the Management Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions or other information underlying the Management Projections are shown to be in error. Furthermore, the Management Projections do not take into account the effect of any failure of the Merger to be consummated and should not be viewed as accurate or continuing in that context.

The Management Projections set forth below include (a) “Adjusted EBITDA”, which is defined as net income (loss) attributable to Horizon Global before interest expense, income taxes, depreciation and amortization, and before certain items, as applicable, such as severance, restructuring, relocation and related business disruption costs, gains (losses) on extinguishment of debt, impairment of goodwill and other intangibles, non-cash stock compensation, certain product liability and litigation claims, acquisition and integration costs, gains (losses) on business divestitures and other assets, debt issuance costs, board transition support and non-cash unrealized foreign currency remeasurement costs, and (b) unlevered free cash flow, both of which are (subject to the disclosure above) non-GAAP financial measures. Unlevered free cash was calculated by taking Adjusted EBITDA, adding in income (losses) attributable to noncontrolling interest, subtracting non-cash stock compensation, subtracting tax depreciation and amortization, subtracting estimated taxes, adding back tax depreciation and amortization, and subtracting capital expenditures and changes in net working capital.

In light of the foregoing factors and the uncertainties inherent in financial projections, Horizon’s stockholders are cautioned not to place undue reliance, if any, on the Management Projections.

Management Projections (in millions)

	LTM	2022	2023	2024	2025
Total net sales	$663	$649	$755	$800	$847
Adjusted EBITDA	$(24)	$(16)	$36	$39	$42
Unlevered free cash flow	$—	$2	$3	$11	$13

(1)	Reflects forecasted unlevered free cash flow for period November 1, 2022 through December 31, 2022

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Horizon has retained Jefferies LLC and Lincoln International LLC to act as its financial advisors in connection with the Offer and the Merger, and in connection with such engagement, Lincoln delivered an opinion and is entitled to be paid the fees described in Item 4 under the heading “The Solicitation or Recommendation—Opinion of Lincoln International LLC, Horizon’s Financial Advisor.”

Information pertaining to the retention of Lincoln in Item 4 under the heading “The Solicitation or Recommendation—Opinion of Lincoln International LLC, Horizon’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither Horizon nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Horizon’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Horizon, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the grant or cash exercise and holding of Horizon Options in the ordinary course, no transactions with respect to Shares have been effected by Horizon or, to the knowledge of Horizon after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Horizon is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of Horizon’s securities by Horizon, any of its subsidiaries, or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Horizon or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Horizon or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Horizon.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Horizon Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Horizon and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation which each of Horizon’s named executive officers may receive or has already received that is based on or that otherwise relates to the Merger. This compensation is sometimes referred to as “golden parachute” compensation. Assuming that the Merger is consummated and Horizon’s named executive officers are terminated in a qualifying termination of employment and are entitled to full benefits available under Horizon Severance Policy, these individuals would receive approximately the amounts set forth in the tables below.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below. Specifically, the table below assumes that: (i) each named executive officer remains employed by Horizon through the Effective Time and that the employment of each such Horizon named executive officer will be terminated immediately following the Effective Time in a manner entitling the named executive officer to receive the severance benefits described in Item 3 under the heading “Change-of-Control Severance-Based Compensation”; (ii) no named executive officer receives any additional equity grants on or prior to the Effective Time; (iii) no named executive officer enters into new agreements with Horizon or Parent, or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits; and (iv) no payments are delayed due to Section 409A of the Code. The amounts shown in the tables do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. The table below assumes that the closing of the Offer and the Merger occurred on January 3, 2023, the last practicable date prior to the filing of this Statement.

No named executive officer will receive any pension or nonqualified deferred compensation that is based on or otherwise triggered by the consummation of the Merger.

Change-in-Control Compensation

Name	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)(5)
Matthew J. Meyer	$598,920	$124,885.25	$7,135.20	$730,940.45
Matthew T. Pollick	$1,077,885	$275,178.75	$22,446.54	$1,375,510.29
James F. Sistek	$998,070	$270,686.50	$17,065.98	$1,285,822.48
Terrence G. Gohl (1)	—	—	—	—
Dennis E. Richardville (1)	—	—	—	—
Jay Goldbaum (1)	—	—	—	—

(1)

Messrs. Gohl, Richardville, and Goldbaum terminated employment with Horizon on November 21, 2022, June 30, 2022, and December 2, 2022, respectively. As such, Messrs. Gohl, Richardville, and Goldbaum are not entitled to change-in-control or severance-based compensation in relation to the Merger.

(2)

The amount in this column represents the “double-trigger” cash severance payments to which the named executive officers would be entitled under the Severance Policy in the case of a termination of employment by Horizon for any reason other than cause, disability or death, or if the named executive officer terminates employment with Horizon for good reason (in each case, a “qualifying termination”) within two years after a change-of-control (as defined in the Severance Policy), which includes cash severance payments equal to (a) 1.5 multiplied by the named executive officer’s base salary rate in effect at the date of termination plus an STI payout at the executive’s target level in effect at the date of termination, and (b) the value of any STI payment that has been declared for the participant but not paid, plus the named executive officer’s pro-rated STI payout for the year of termination through the date of termination based on his target level and actual full-year performance. The following table breaks down the amounts in this column by type of payment as described above. Based on current forecasts, the STI amount is expected to be $0.00 for the executive officers.

	(a) Cash Severance ($)	(b) STI ($)	Total ($)
Matthew J. Meyer	$598,920	—	$598,920
Matthew T. Pollick	$1,077,885	—	$1,077,885
James F. Sistek	$998,070	—	$998,070
Terrence G. Gohl	—	—	—
Dennis E. Richardville	—	—	—
Jay Goldbaum	—	—	—

The cash severance amount in the above table would be paid on the 60th day after the qualifying termination, and if there were an STI amount, it would be paid at the ordinary time set forth in the STI plan. Payment of these amounts are subject to the named executive officer signing and not revoking a release of claims and to continued compliance with restrictive covenants, including a non-competition covenant for 18 months after the qualifying termination.

(3)

The amounts shown represent “double-trigger” payments of the aggregate estimated value of both the Horizon RSU Awards and the Horizon PSU Awards in the case of a named executive officer’s qualifying termination within two years after a change-of-control (as defined in the Severance Policy). The estimated value of the Horizon RSU Awards is equal to the product of (i) the number of shares of Common Stock underlying the outstanding Horizon RSU Awards for each named executive officer, multiplied by (ii) the Offer Price. The estimated value of the Horizon PSU Awards is equal to the product of (i) the number of shares of Common Stock underlying the outstanding Horizon PSU Awards for each named executive officer (assuming achievement of the applicable performance goals at target level), multiplied by (ii) the Offer Price. For purposes of the table above, amounts are calculated based on the number of awards held by each named executive officer as of January 3, 2023. The following table breaks down the amounts in this column by type of equity award.

	Number of Shares of Common Stock Subject to Horizon RSUs Awards	Value of Common Stock Subject to Horizon RSU Awards ($)	Number of Shares of Common Stock Subject to Horizon PSU Awards	Value of Common Stock Subject to Horizon PSU Awards ($)	Total ($)
Matthew J. Meyer	17,632	$30,856	53,731	$94,029.25	$124,885.25
Matthew T. Pollick	39,286	$68,750.50	117,959	$206,428.25	$275,178.75
James F. Sistek	37,475	$65,581.25	117,203	$205,105.25	$270,686.50
Terrence G. Gohl	—	—		—	—
Dennis E. Richardville	—	—		—	—
Jay Goldbaum	—	—		—	—

The Horizon RSU Awards would be settled immediately upon a qualifying termination, and the Horizon PSU Awards would be settled at the same time they would be settled for active employees. These payments are subject to the named executive officer signing and not revoking a release of claims and to continued compliance with restrictive covenants, including a non-competition covenant for 18 months after the qualifying termination.

If a named executive officer does not experience a qualifying termination entitling him to severance benefits immediately after the Effective Time, the named executive officer would receive “single-trigger” payments for the outstanding Horizon RSU Awards and outstanding Horizon PSU Awards within 10 business days following the Effective Time. For Horizon RSU Awards, the amount of such “single-trigger” payment would be the same as the estimated value in the above table. For Horizon PSU Awards, the amount of such “single-trigger” payment would be based on actual achievement of the applicable performance goals, which could be greater or less than the estimated value in the above table, which assumes achievement of the applicable performance goals at target level.

(4)

The amount in this column represents the aggregate value of COBRA Reimbursements for 18 months to which the named executive officers would be entitled under the Severance Policy in the case of a qualifying termination of a named executive officer’s employment with Horizon within two years after a change-of-control (as defined in the Severance Policy). The amount was determined based on the level of coverage each named executive officer had elected under Horizon’s medical, dental, and visions plans as of January 3, 2023. The benefits reflected in this column are “double-trigger,” and are subject to the named executive officer signing and not revoking a release of claims and to continued compliance with restrictive covenants, including a non-competition covenant for 18 months after the qualifying termination

(5)	The amounts in this column include the aggregate dollar value of the sum of all amounts reported in the preceding columns.

None of the named executive officers is entitled to a tax gross-up payment to reimburse the executive for the effect of any federal excise tax levied on “excess parachute payments” within the meaning of Section 280G of the Code. In addition, under the Severance Policy, any payments and benefits to the named executive officers that constitute “parachute payments” under Sections 280G and 4999 of the Code may be subject to reduction to the maximum amount that would not trigger any excise taxes if such reduction would result in a greater net-after-tax amount to such named executive officers. For purposes of the tables above, Horizon assumed that no such reduction would be made to the payments to the named executive officers.

Stockholder Approval of the Merger Not Required

The Horizon Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. If the Offer is consummated, Horizon does not anticipate seeking the approval of Horizon’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL generally provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror owns, or has irrevocably accepted for purchase pursuant to such offer (and which has been received by the depository prior to the expiration of such offer), at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Horizon, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Horizon in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “Appraisal Rights.” Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Anti-Takeover Statute

Delaware

Horizon is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, “owns” (which generally includes beneficial ownership or having the right to acquire or vote, pursuant to an agreement, arrangement or understanding) 15% or more of a corporation’s outstanding voting stock), for a period of three (3) years following the date such person became an interested stockholder, from engaging in a “business combination” (defined to include most mergers and certain other actions and transactions) with a Delaware corporation that has a class of stock listed on a national securities exchange or held of record by more than 2,000 stockholders unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock that the interested stockholder did not own.

Neither Parent nor Purchaser was an “interested stockholder” of Horizon, as defined in Section 203 of the DGCL, immediately prior to entering into the Merger Agreement for the three (3) year-period preceding such entry thereinto. In accordance with the provisions of Section 203, the Horizon Board approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described in Item 4 under the heading “The Solicitation or Recommendation”. Therefore, the restrictions on business combinations imposed by Section 203 are not applicable to Parent and Purchaser.

Appraisal Rights

No appraisal rights are available to stockholders of Horizon in connection with the Offer. However, if the Offer is completed and the Merger is consummated (and certain conditions set forth in Section 262(g) of the DGCL are satisfied), the holders of record of Shares immediately prior to the Effective Time who: (i) did not tender their Shares in the Offer (or who had tendered but subsequently validly withdrawn such tender, and not otherwise waived their appraisal rights), (ii) follow the procedures set forth in Section 262 of the DGCL to properly demand appraisal, (iii) continuously hold their Shares from the date of making such demand through the Effective Time and (iv) do not thereafter validly withdraw their demand for, or otherwise lose their rights to, appraisal of such shares in accordance with Section 262 of the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares, together with interest, if any, as determined by the Delaware Court of Chancery. In addition, if the Merger is consummated and the Preferred Stock is not tendered into the Offer, the holders of record of shares of Preferred Stock are subject a mandatory redemption and would not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. Stockholders should assume that Horizon will take no action to perfect any appraisal rights of any stockholder.

The “fair value” of Shares as determined by the Delaware Court of Chancery could be based upon considerations other than, or in addition to, the consideration offered pursuant to the Merger Agreement and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the consideration offered pursuant to the Merger Agreement and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under the DGCL. Moreover, Parent and Horizon may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the consideration offered pursuant to the Merger Agreement.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL AND A COPY OF THE FULL TEXT OF SECTION 262 OF THE DGCL IS ATTACHED HERETO AS ANNEX II. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR EXERCISING AND PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS. Because this Schedule 14D-9 does not provide notice of the effective date of the Merger, prior to or within ten (10) days after the effective date of the Merger, Horizon will send a subsequent notice notifying stockholders of the effective date of the Merger in accordance with Section 262; provided that if this subsequent notice is sent later than the later of the consummation of the Offer and twenty (20) days after this Schedule 14D-9 is mailed to stockholders, it will only be sent to stockholders who are entitled to appraisal rights and who have demanded an appraisal of such stockholders’ Shares in accordance with Section 262.

Stockholders wishing to exercise the right to seek an appraisal of their Shares under Section 262 of the DGCL must, in addition to the other requirements set forth in Section 262 of the DGCL, do ALL of the following:

•

the stockholder must, within the later of the consummation of the Offer and twenty (20) days after the mailing of the Schedule 14D-9 (which date of mailing is January 9, 2023), deliver to Horizon at the address indicated below a written demand for appraisal of their Shares, which demand must reasonably inform Horizon of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold of record Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

A demand cannot be made by a beneficial owner if he, she or it is not the record holder of Shares. A demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the records of Horizon (whether Shares are registered in book entry or represented by physical stock certificate(s)). The demand must reasonably inform Horizon of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If Shares are owned of record in the name of another person, such as a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the beneficial owners must act promptly to cause the record holder to follow the steps described herein properly and in a timely manner to perfect appraisal rights. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal for a holder of record; however, such agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner; in such case, however, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares that are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS OR OTHER NOMINEES TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

Horizon Global Corporation

47912 Halyard Drive, Suite 100

Plymouth, Michigan 48170

Attn: John Kennedy

Within one hundred twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the “fair value” of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so and holders of Shares should not assume that the Surviving Corporation will file such petition or that it will initiate any negotiations with respect to the fair value of the Shares. If no petition for appraisal is filed, in the Delaware Court of Chancery within one hundred twenty (120) days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the consideration offered pursuant to the Merger Agreement.

Accordingly, it is the obligation of the stockholders who desire to have their Shares appraised to initiate all necessary action for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within one hundred twenty (120) days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time will be entitled to receive from the Surviving Corporation, upon request given in writing, a statement setting forth the aggregate number of Shares that were the subject of, and were not tendered into and accepted for purchase in, the Offer, with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must provide the statement described in this paragraph to the stockholder within the later of ten (10) days of receipt of the request by the Surviving Corporation or ten (10) days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served on the Surviving Corporation, the Surviving Corporation will then be obligated, within twenty (20) days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. The Delaware Court of Chancery may order that the Register in Chancery to give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the Surviving Corporation and all stockholders shown on the list at the addresses therein stated. Such notice will also be given by one or more publications at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court of Chancery is empowered to determine those stockholders who have complied with Section 262 of the DGCL and who are entitled to the appraisal of their Shares. The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder. Accordingly, stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. Upon application by the Surviving Corporation or by any stockholder entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal.

After determination of the stockholders entitled to appraisal of their Shares, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery. Through such proceedings, the Delaware Court of Chancery will determine the “fair value” of Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be the “fair value.” Such interest shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment, unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of: (a) the difference, if any, between the amount so paid and the fair value of Shares as determined by the Delaware Court of Chancery; and (b) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. In determining the fair value of Shares, the Delaware Court of Chancery is required to take into account all relevant factors. The Delaware Court of Chancery must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights, unless: (i) the total number of Shares entitled to appraisal exceeds 1% of the sum of the outstanding Shares; or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of Shares to be more than, less than or equal to the consideration offered pursuant to the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts), and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. Determinations by the Delaware Court of Chancery are subject to appellate review by the Delaware Supreme Court.

Any stockholder who has demanded an appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote Shares subject to the demand for any purpose or be entitled to receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within one hundred twenty (120) days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within sixty (60) days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw a demand made more than sixty (60) days after the Effective Time will require the Surviving Corporation’s written approval. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Merger Agreement within sixty (60) days after the Effective Time. If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, forfeits, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the consideration offered pursuant to the terms of the Merger Agreement.

The foregoing summary of appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Horizon’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9. To the extent that there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will control.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR DEMANDING AND PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE CONSIDERATION DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING AND PERFECTING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Horizon, please see Horizon’s Annual Report on Form 10-K for the calendar year ended December 31, 2021, filed with the SEC on March 10, 2022, and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the SEC on November 9, 2022.

Legal Proceedings

There is no pending litigation that we are aware of challenging the Offer, the Merger or the other Transactions.

Antitrust Compliance

Under the Hart-Scott-Rodino Act (the “HSR Act”), and related rules and regulations issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements do not apply to Parent by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).

Although no filing is required, the FTC and the Antitrust Division may independently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of Shares in the Offer (and the Merger). At any time before or after Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Parent, Horizon or any of their respective subsidiaries or affiliates. At any time before or after the completion of the Offer and the Merger any state may also bring legal action under federal and state antitrust laws and consumer protection laws as they deem necessary. Private parties also may bring legal actions under the antitrust laws under certain circumstances.

Parent and Horizon also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and Horizon are engaged, Horizon believes that no antitrust premerger notification filing is required with respect to the Offer or the Merger, and no approval of any non-U.S. antitrust authority is a condition to the consummation of, the Offer or the Merger.

Based upon an examination of publicly available and other information relating to the businesses in which Parent is engaged, Horizon believes that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, Horizon cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Regulatory Approvals

Parent and Horizon are not currently aware of any material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer of the Merger, Parent and Horizon have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Forward-Looking Statements

Any statements in this document regarding the proposed transaction between Parent and Horizon, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about Horizon management’s future expectations, beliefs, goals, plans or prospectus constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates,” and similar expressions), should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed Offer and Merger may not be completed in a timely manner, or at all, which may adversely affect Horizon’s business and the price of its common stock; risks as to the percentage of Horizon’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the failure to satisfy all of the closing conditions of the Offer and/or the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, the Offer and/or the other proposed transactions; the effect of the announcement or pendency of the Offer, Merger or other proposed transactions on Horizon’s business, operating results, and relationships with customers, suppliers, competitors and others; risks that the Offer, Merger or other proposed transactions may disrupt Horizon’s current plans and business operations; potential difficulties retaining employees as a result of the proposed transactions; risks related to the diverting of management’s attention from Horizon’s ongoing business operations; the outcome of any legal proceedings that may be instituted against Horizon related to the Merger Agreement, the Offer, the Merger or the other proposed transactions; the impact of the COVID-19 pandemic on the Horizon’s business, results of operations, financial condition and liquidity, including, without limitation, supply chain and logistics issues and inflationary pressures; interest rate volatility; liabilities and restrictions imposed by the Horizon’s debt instruments, including the Horizon’s ability to comply with the applicable financial covenants related thereto or obtain any necessary amendments or waivers with respect to such financial covenants; market demand; competitive factors; supply constraints and shipping disruptions; material, logistics and energy costs, including the increased material costs resulting from the COVID-19 pandemic; inflation and deflation rates; the impact the conflict between Russia and Ukraine has on our business, financial condition or future results, including the duration and scope of such conflict, its impact on disruptions and inefficiencies in our supply chain and our ability to procure certain raw materials, as well as on our energy supply in Europe; technology factors; litigation; government and regulatory actions including the impact of any tariffs, quotas, or surcharges; the Horizon’s accounting policies; future trends; general economic and currency conditions, including recessionary conditions and volatile interest rates; various conditions specific to the Horizon’s business and industry; the success of the Horizon’s action plan, including the actual amount of savings and timing thereof; the success of the Horizon’s business improvement initiatives in Europe-Africa, including the amount of savings and timing thereof; the Horizon’s exposure to product liability claims from customers and end users, and the costs associated therewith; factors affecting the Horizon’s business that are outside of its control, including natural disasters and severe weather conditions (including those caused by climate change), global health pandemics, accidents and governmental actions; our ability to regain and remain in compliance with the New York Stock Exchange’s continued listing requirements; our ability to continue as a going concern; and other risks that are discussed in Part I, Item 1A, “Risk Factors” in the Horizon’s Annual Report on Form 10-K for the twelve months ended December 31, 2021 and Part II, Item 1A, “Risk Factors” in the Horizon’s subsequent Quarterly Reports on Form 10-Q. The risks described in the Horizon’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are not the only risks facing our Horizon. Additional risks and uncertainties not currently known to us or that we currently deemed to be immaterial also may materially adversely affect our business, financial position and results of operations or cash flows.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 9, 2023 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Summary Advertisement, published January 9, 2023 in the New York Times (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press Release issued by Horizon on January 3, 2023 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Horizon with the SEC on January 3, 2023).

(a)(5)(A)*	Opinion of Lincoln International LLC, dated December 30, 2022 (included in Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated December 30, 2022, among Horizon, First Brands and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Horizon with the SEC on January 3, 2023).

(e)(2)	Confidentiality Agreement, dated July 29, 2022, between Horizon and First Brands (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).

(g)	Not applicable

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2023

Horizon Global Corporation

By:	/s/ Matthew Meyer

ANNEX I

Opinion of Lincoln International LLC

December 30, 2022

The Board of Directors

Horizon Global Corporation

47912 Halyard Drive, Suite 100

Plymouth, MI 48170

Members of the Board of Directors:

You have requested that Lincoln International LLC (“Lincoln”) render an opinion (this “Opinion”) as to the fairness, from a financial point of view, to the holders of Eligible Shares (as defined herein) of Horizon Global Corporation (collectively with its Subsidiaries and Affiliates, the “Company”) of certain Consideration (as defined herein) to be received by the holders of Eligible Shares in the proposed Transaction (as defined herein). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Merger Agreement (as defined herein).

Background of the Proposed Transaction

We understand that, in connection with the Transaction, First Brands Group, LLC (“Parent”), PHX Merger Sub, Inc. (“Merger Sub”) and the Company will enter into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to and as more fully described in the Merger Agreement, Parent has agreed to cause Merger Sub to commence a tender offer (the “Offer”) to purchase any and all of the (a) the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock” and such shares of Company Common Stock, “Shares”) (other than (i) Shares held in the treasury of the Company, (ii) Shares owned by Parent, Merger Sub or the Company or any of their respective direct or indirect wholly owned subsidiaries immediately before the Effective Time, (iii) Shares that have not been voted for adoption of the Merger Agreement and with respect to which appraisal has been properly demanded in accordance with Section 262 of the Delaware General Corporate Law, (iv) options to purchase shares of Common Stock or awards of any rights to shares of or cash equal to or based on the value of Common Stock granted under a Company Stock Plan) (such Shares, excluding the items set forth in clauses (i) through (iv), the “Eligible Shares”) for $1.75 per share in cash (the “Consideration”) and (b) the issued and outstanding shares of Series B Preferred stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”) at a price calculated as of the Acceptance Time pursuant to the Preferred Stock Certificate of Designations. Following acceptance for payment of the Shares pursuant to the Offer, the Merger Agreement provides for, among other things, the merger (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transaction”) of Merger Sub with and into the Company, with the Company continuing as the surviving corporation.

Scope of Analysis

In connection with this Opinion, Lincoln has, among other things:

1)	Reviewed the following documents:

a.

Audited financial statements for the Company for the years ended December 31, 2020 and December 31, 2021 included in the Company’s Form 10-K filed with the Securities and Exchange Commission on March 10, 2022;

Lincoln International LLC 110 North Wacker Drive, 51st Floor Chicago, Illinois 60606	www.lincolninternational.com

b.	The Company’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022;

c.	Internal financial statements for the Company for the ten months ended October 31, 2022;

d.	Pro forma historical financial statements for the years ended December 31, 2018 and December 31, 2019

e.	Financial projections for the years ending December 31, 2023 through December 31, 2025, provided to us by the Company (the “Management Projections”);

f.

A letter addressed to us by management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company, dated December 30, 2022;

g.	A draft of the Merger Agreement, dated as of December 29, 2022; and

h.	Other internal documents relating to the history, past and current operations, financial conditions, and probable future outlook of the Company, provided to us by the management of the Company;

2)	Discussed the business, financial outlook and prospects of the Company, as well as the terms and circumstances surrounding the Transaction, with management of the Company;

3)

Reviewed certain financial, stock trading and other information for the Company, and compared that data and information with certain financial, stock trading and corresponding data and information for companies with publicly traded securities that we deemed relevant, none of which is directly comparable to the Company;

4)

Reviewed certain financial, stock trading and other information for the Company and the Transaction, and compared that data and information with certain financial, stock trading and corresponding data and information for companies that have been subject to change of control M&A transactions that we deemed relevant, none of which is directly comparable to the Company and the Transaction;

5)

Performed certain valuation and comparative financial analyses including a discounted cash flow analysis, an analysis of selected public companies and an analysis of change of control M&A transactions that we deemed relevant; and

6)	Considered such other information and financial, economic and market criteria that we deemed relevant.

Assumptions, Qualifications, and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Transaction, Lincoln has, with the Company’s consent:

1)

Relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information we reviewed, and we have not assumed any responsibility for the independent verification of, nor independently verified, any of such information;

2)	Relied upon the assurances of the management of the Company that they are unaware of any facts or circumstances that would make such information materially incomplete or misleading;

3)

Assumed that the financial forecasts, including the Management Projections, provided to Lincoln by the Company were prepared in good faith and based upon assumptions which, in the light of the circumstances under which they are made, were the best reasonably available;

4)	Assumed that the Transaction will be consummated in a timely manner that complies in all respects with all applicable federal and state statutes, rules and regulations;

5)

Assumed that in the course of obtaining any necessary regulatory and third-party consents, approvals and agreements for the Transaction, no modification, delay, limitation, restriction, or condition will be imposed that will have an adverse effect on the Company or the Transaction;

6)

Assumed that the Transaction will be consummated in accordance with the terms outlined by the Company and other documents made available to Lincoln, without waiver, modification or amendment of any term, condition or agreement therein that is material to Lincoln’s analysis;

7)

Assumed that there has been no material change in the assets, liabilities, business, condition (financial or otherwise), results of operations, or prospects of the Company since the date of the most recent financial information was made available to Lincoln;

8)	Assumed that the final terms of the Transaction will not vary materially from those set forth in the copies or drafts, as applicable, reviewed by Lincoln; and

9)	Assumed that the final versions of all documents conform in all material respects to the drafts reviewed by Lincoln.

Lincoln has prepared this Opinion as of the date hereof. This Opinion is necessarily based on financial, economic, market and other conditions as they exist on, and the information made available to us as of the date hereof. Although subsequent developments may affect this Opinion, Lincoln does not have any obligation to update, revise or reaffirm this Opinion.

Lincoln did not evaluate the Company’s solvency and was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company or any of its Subsidiaries, nor was Lincoln furnished with any such evaluations or appraisals.

Lincoln did not (i) initiate any discussions with, solicit any indication of interest from, third parties with respect to the Transaction, the assets, businesses or operation of the Company, or any alternatives to the Transaction, or (ii) negotiate the terms of the Transaction.

This Opinion does not address (i) the underlying business decision of the Board of Directors of the Company (the “Board”) or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements to documents related to, or the form or any other portion or aspect of, the Transaction or otherwise, except as expressly addressed herein, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of any member of the Company, or any other party other than the holders of Eligible Shares, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the tax or legal consequences of the Transaction to the Company, the holders of Company Common Stock, or any other party, (vi) the fairness of any portion or aspect of the Transaction to any one class or group of any member of the Company’s or any other party’s security holders vis-à-vis any other class or group of any member of the Company’s or such other party’s security holders, (vii) the solvency, creditworthiness or fair value of any member of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness to the holders of any issued and outstanding shares of the Company Preferred Stock. The decision as to whether to proceed with the Transaction or any related transaction depends on an assessment of various factors, many of which are unrelated to the financial analyses on which this Opinion is based.

This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. We also express no opinion about the amount or nature of any compensation or equity arrangement to be given to the Company’s officers, directors or employees, or class of such persons, in connection with the Transaction relative to the Consideration in the Transaction.

It is understood that this Opinion is for the use and benefit of the Board in connection with the Transaction. This Opinion is not intended to be, and does not constitute, advice or a recommendation to the Board, the Company or any security holder as to how to act or vote on any matter relating to the Transaction or otherwise. This Opinion may not be used for any other purpose and is not intended to confer any rights or remedies upon any other person. Except as contemplated by the Original Engagement Letter, dated as of December 13, 2022, and Amendment, dated as of December 29, 2022, among Lincoln and the Company, neither this Opinion nor any other advice or information provided by Lincoln, whether oral or written, may be disclosed, reproduced, disseminated, summarized, quoted from or referred to, in whole or in part, without our prior written consent. This Opinion does not create any fiduciary duty on the part of Lincoln to the Company, the Board, the holders of Company Common Stock or any other party.

Disclosure of Relationships

Lincoln will receive a customary fee from the Company for our services, a portion of which was payable upon our retention, and the balance upon our having informed the Board that we were prepared to render this Opinion. No portion of our fee is contingent upon either the conclusion reached herein or the consummation of the Transaction. In addition, the Company has agreed to indemnify us and certain related parties against certain liabilities, and to reimburse us for certain expenses, arising in connection with or as a result of our engagement. We and our affiliates provide a range of investment banking and financial services and, in that regard, we and our affiliates may in the future provide, investment banking and other financial services to the Company and each of its affiliates, for which we and our affiliates would expect to receive compensation.

Conclusion

Based on and subject to the foregoing, and in reliance thereon, we are of the opinion that, as of the date hereof the Consideration to be received by the holders of Eligible Shares in the Transaction is fair, from a financial point of view, to the holders of Eligible Shares.

This Opinion has been authorized for issuance by the Opinion Review Committee of Lincoln.

Very truly yours,

/s/ Lincoln International LLC

LINCOLN INTERNATIONAL LLC

ANNEX II

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any)

expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.